LEAD INVESTOR


Rob Baltzer Lead Investor

I invested in Oculis: Mountain Side because I see a problem with how the world currently handles travel accommodations and see a future where Oculis is the solution. Their answer to the question of "How do people enjoy the outdoors comfortably?" is compelling. It addresses concerns about health, sustainability, and amenity delivery in a way that I think other companies are going to be copying soon. Furthermore, the way they build is more efficient than anything else I've seen and it's always heartening to see a founder make the most of their investment capital. I don't typically invest in hospitality and tourism start-ups, but I am, at heart, an engineer and know a good solution when I see one. It doesn't hurt that the project has a successfully exited founder in Youri. This project is an evolution of his last venture and the direction it's taken makes me think that this has the potential to be a category defining company.

Invested $15,000 this round

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